

Mail Stop 4631

March 3, 2010

Mr. Andrew G. Lampereur, CFO
Actuant Corporation
13000 West Silver Spring Drive
Butler, Wisconsin 53007

> **RE:** **Actuant Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2009**
> **Definitive Proxy filed December 4, 2009**
> **Form 8-K filed December 17, 2009**
> **File No. 001-11288**

Dear Mr. Lampereur:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, Item 15 – Exhibits, Financial Statement Schedules, page 77

1.   It appears that with the exception of the Pricing Schedule, Schedule 1(b) and Exhibit H, you have not filed the rest of the schedules and exhibits to the Second Amended and Restated Credit Agreement dated November 10, 2008 (Exhibit 4.4). Please file the complete copy of this agreement with your next periodic report.

Form 10-Q for the Fiscal Quarter Ended November 30, 2009
Condensed Consolidated Statements of Cash Flows, page 5

2.   Regarding the $37,106 "expiration of accounts receivable securitization program" line item, please explain why this adjustment was segregated from the $8,032 accounts receivable line item. State whether the $37,106 represents actual cash expenditures. If this was not a cash transaction please tell us your basis in U.S. GAAP for your

presentation.   Furthermore, we note under the "Highlights" section in your Form 8-K filed on December 17, 2009, that you report $44 million of cash flow from operations (excluding the $37 million impact of the expiration of the accounts receivable securitization program). In future filings where you present a non-GAAP measure please fully comply with paragraph (e)(1)(i) of Item 10 of Regulation S-K. Refer to Instruction 2 of Item 2.02 of Form 8-K and Question 105.06 of the Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for additional guidance. The usefulness of this non-GAAP measure is unclear given that it appears to overstate your actual operating cash flow by 525%.

Note 4. Restructuring, page 7

3.   Regarding the $816K "other non-cash uses of reserve" line item, please explain this adjustment to us and clearly demonstrate how your accounting complies with GAAP.

Condensed Consolidating Balance Sheets, pages 16-17

4.   You have classified intercompany receivables as contra-liabilities instead of as assets for your guarantors and non-guarantors. In future filings, please present these receivables as assets pursuant to Article 3-10(i)(1) of Regulation S-X.

Condensed Consolidating Cash Flows, pages 18-19

5.   You present changes in intercompany receivables/payable as investing activities. Please fully describe for us the primary components of these intercompany transactions (inventory purchases, borrowings, overhead charges, stock compensation, foreign exchange adjustments, etc.). Please also clearly demonstrate whether all of these transactions are appropriately classified as investing activities pursuant to ASC 230-10-45-11,12 and 13. Revisions in future filings may be appropriate.

6.   Your 11/30/09 cash flow statement presents $29,199 as the change in intercompany receivables/payables for your guarantors. However, the corresponding Balance Sheets reflect only a $9,609 change in this account. Please provide us with a schedule that reconciles the change in intercompany receivables/payables from the cash flow statement to the balance sheet as of November 30 and August 31, 2009. Similar differences are noted in the Parent and Non-Guarantor accounts.

Managements' Discussion and Analysis of Financial Condition of Results of Operations, page 20

7.   Given the decline in sales and profits in each segment, it is not clear why increased incentive compensation costs were incurred. Please tell us whether these compensation costs were materially impacted by changes in your stock price. Please clarify this issue in MD&A of future filings. A discussion of equity price risk may also be appropriate in your future Item 7A disclosures.

Item 2.02 Form 8-K filed December 17, 2009

8.   We note that you present operating profit by segment on page 13 of your Form 10-Q for the quarter ended November 30, 2009. We further note you present a non-GAAP measure (operating profit) by segment in your Form 8-K for the same period. However, amounts presented for operating profit in your Form 8-K does not agree back to the amounts disclosed in your Form 10-Q.   We note your footnote disclosure under each segment's non-GAAP measure in your Form 10-Q that identifies the line item and amount excluded from the non-GAAP measure. However, Item 10(e)(1)(i)(A) of Regulation S-K requires a presentation with equal or greater prominence of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Furthermore, we note that you present, by segment, a schedule of "Supplemental Unaudited Data from Continuing Operations" that presents your non-GAAP measures. However, your "Reconciliation of GAAP measures to non-GAAP measures" presents a reconciliation on a consolidated basis rather than by segment, as presented throughout your Form 8-K.   In future filings please fully comply with paragraph (e)(1)(i) of Item 10 of Regulation S-K. Refer to Instruction 2 of Item 2.02 of Form 8-K and Question 105.06 of the Non-GAAP Financial Measures last updated January 15, 2010 at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for guidance.

Definitive Proxy Statement on Schedule 14A filed on December 4, 2009
Election of Directors, page 6

9.   We note your disclosure that all of the directors have held the stated positions during the past five years; however, a number of directors are identified as "Former" presidents or vice presidents (see the biographical information for Messrs. Hunter, Peterson, Van Deursen and Williams). In future filings please expand your disclosure to provide a complete history of each director's business experience during the past five years.

Executive Compensation Objectives and Process, page 23

10.   We note your disclosure on top of page 25 that along with the Peer Group compensation, the committee "also looks at a broad proprietary database of listed company compensation data." With a view toward future disclosure, please explain to us the nature of such "proprietary" information, the type of "listed" companies included in the compensation data and why these companies would not constitute a secondary peer group with respect to your benchmarking analysis, as well as how the information on this database influences the committee in rendering its compensation decisions.

Base Salary, page 25

11.   In light of the 10% voluntary salary reduction, please explain Mr. Axline salary increase by over $100,000.

Annual Cash Incentive, page 26

12.   We note your disclosure on page 27 stating that disclosing the method used to determine the specific annual cash incentive plan performance targets "would reveal confidential financial information about the Company and Segment performance" and as such you have not disclosed it. Please provide on a supplemental basis a detailed explanation for the conclusion that disclosure of the financial performance objectives for fiscal 2009 is not required because it would result in competitive harm such that the CMM targets could be excluded, in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent that you have an appropriate basis for omitting the specific CMM targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please note that we may have additional comments upon review of your response.

13.   Please tell us with a view toward future disclosure what the MBOs are and whether each NEO has a different set of MBOs. If you believe that disclosure of these targets is likely to cause you substantial competitive harm, please provide us supplementally with a similar analysis to the one referenced in the comment above. Otherwise, please provide quantitative and qualitative disclosure about these targets.

Equity Compensation, page 28

14.   We note your disclosure in the paragraph preceding your "Practices Regarding the Grant of Options and Restricted Stock" discussion on page 29. In future filings please expand your CD&A discussion to elaborate on how the different factors taken in consideration by the committee affected its decision regarding the size of the equity component of compensation. Based on the values disclosed in the Summary Compensation Table on page 34, it appears that with the exception of the 15,000 shares performance - based restricted stock award to Messrs. Axline and Blackmore and a stock award to Mr. Goldstein valued at $208,750, all of the equity awards were option grants; however, your disclosure does not explain why the committee chose one form of equity compensation over another. In future filings please provide adequate disclosure in compliance with Item 402(b)(2)(iii) of Regulation S-K.

15.   With a view toward future disclosure, please explain how the 15,000 restricted stock award amount was determined. Please see Item 402(b)(1)(v) of Regulation S-K. Please tell us how you are reporting these grants in the summary compensation table.

Summary Compensation Table, page 34

16.   Please tell us how you are reporting the values in the "Option Awards" column and the "Grant Date Fair Value of Stock and Option Awards" column in the Grants of Plan-Based Awards table on page 36, and to the extent necessary, reconcile them.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

Terence O'Brien,
Accounting Branch Chief